UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933


PURSUANT TO SEC TEMPORARY RULE 227.201(z)(1) THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATING TO COVID-19. PLEASE REVIEW THE SECTION ON RISK FACTORS FOR FURTHER DETAILS.


(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
  - ☑ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Jauvtis Engineering, Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> September 15, 2016

Physical address of issuer
605 Hawaii Avenue, Torrance, CA 90503

Website of issuer
https://www.mondaymotorbikes.com/

Name of intermediary through which the Offering will be conducted

Title3Funds.com

CIK number of intermediary
0001685995

SEC file number of intermediary
7-00083

CRD number, if applicable, of intermediary
286035

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Securities in an amount equal to 2% of the total number of Securities sold in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Escrow Services

Type of security offered
Convertible Promissory Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
N/A

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount

January 12, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$166,665.00	$268,521.00
Cash & Cash Equivalents	$18,612.00	$79,830.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$698,745.00	$456,904.00
Long-term Debt	$721,342.00	$146,400.00
Revenues/Sales	$600,583.00	$9,267.00
Cost of Goods Sold	$710,546.00	$52,653.00
Taxes Paid	$0.00	$0.00
Net Income	-$1,098,640.00	-$994,412.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 14, 2020

FORM C/A

Up to $500,000.00

Jauvtis Engineering, Inc.

Convertible Promissory Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Jauvtis Engineering, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Convertible Promissory Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $500,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $200.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Title3Funds.com (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$200.00	$14.00	$186.00
Aggregate Minimum Offering Amount	$100,000.00	$7,000.00	$93,000.00
Aggregate Maximum Offering Amount	$500,000.00	$35,000.00	$465,000.00

(1) The Intermediary will receive 7% of the amount raised in the Offering and 2% of the Securities sold in the Offering. This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.mondaymotorbikes.com/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is October 13, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL ESCROW SERVICES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current

reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 10
   The Business 10
   The Offering..11
RISK FACTORS 11
   General 12
   Risks Related to the Company's Business and Industry 12
   Risks Related to the Securities 14
BUSINESS..18
   Description of the Business...18
   Business Plan 18
   History of the Business 18
   The Company's Products and/or Services 18
   Competition..19
   Supply Chain and Customer Base..19
   Intellectual Property 20
   Governmental/Regulatory Approval and Compliance...21

Litigation 21

Other..21

USE OF PROCEEDS 22

DIRECTORS, OFFICERS AND EMPLOYEES 23

Directors...23

Officers...24

Employees...25

CAPITALIZATION AND OWNERSHIP 25

Capitalization 25

Ownership 28

FINANCIAL INFORMATION 29

Operations 29

Liquidity and Capital Resources 29

Capital Expenditures and Other Obligations..29

Material Changes and Other Information 29

Trends and Uncertainties...30

THE OFFERING AND THE SECURITIES 30

The Offering..30

The Securities 31

Voting and Control..33

Anti-Dilution Rights..33

Restrictions on Transfer 33

TAX MATTERS 34

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 34

Related Person Transactions 34

Conflicts of Interest..34

OTHER INFORMATION 35

Bad Actor Disclosure 35

EXHIBITS 37

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.mondaymotorbikes.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Jauvtis Engineering, Inc. (the "Company") is a Delaware Corporation, formed on September 15, 2016. The Company is currently also conducting business under the name of Monday Motorbikes.

The Company is located at 605 Hawaii Avenue, Torrance, CA 90503.

The Company's website is https://www.mondaymotorbikes.com/.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

We sell stylish electric motorbike designed for urban transport.

The Offering

Minimum amount of Securities being offered	$100,000 of Convertible Promissory Notes
Total Securities outstanding after Offering (if minimum amount reached)	$100,000 of Convertible Promissory Notes
Maximum amount of Securities	$500,000 of Convertible Promissory Notes
Total Securities outstanding after Offering (if maximum amount reached)	$500,000 of Convertible Promissory Notes
Purchase price per Security	N/A
Minimum investment amount per investor	$200.00
Offering deadline	January 12, 2021
Use of proceeds	See the description of the use of proceeds on page 21 hereof.
Voting Rights	See the description of the voting rights on page 31 hereof.
Investor Perks (per Minimum Investment Amount)	$200 - Thank you note $500 - Thank you note and 10% discount on MM purchases up to 2 motorbikes. $1000 - Thank you note and 15% discount on MM purchases up to 2 motorbikes. $2500 - Thank you note and 25% discount on MM purchases up to 2 motorbikes. $10,000 - 50% off one single MM motorbike. $25,000 - 50% off 2 products and guaranteed top 10 placement in next-generation bike delivery.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

General

The Company will be taking advantage of temporary rules that relax some of the requirements for a crowdfund offering.
In March 2020, the SEC passed a Temporary Final Rule intended to assist small businesses with capital raising in the Regulation Crowdfunding market due to the COVID-19 pandemic and relaxed or modified some rules for offerings initiated through February 28, 2021 (As extended in August 2020.). This offering is taking advantage of some or all of these relaxed rules which may create additional risks for investors.

Pursuant to SEC Rule §227.201(z)(2) the Company is launching the Offering prior to providing financial statements.
The financial information that has been omitted is not currently available and will be provided by an amendment to the offering materials. Following the filing of this amendment investors should review the complete set of offering materials including previously omitted financial information prior to making an investment decision. No investment commitments will be accepted until after such financial information has been provided. Failure of the investor to review these financial statements when they are provided could result in the investor not understanding the Company's financial position.

The Company may choose to close the Offering as soon as the target fundraising amount is met.
Pursuant to SEC Rule §227.201(z)(1)(iv)(C) the Company may close the Offering sooner that the required 21 days should the Target Amount be met early. While investors will be notified in advance if the Offering is closed early, this creates additional risks for investors by not allowing additional time to fully assess the transaction.

Investors may only cancel their commitment to invest during the first 48 hours after such commitment.
Pursuant to SEC Rule §227.201(z)(1)(iv)(D) the Company may limit investor cancellations after 48 hours following their commitment unless there is a material change in the Offering. This increases risk for investors as they will be fully committed to the Offering 48 hours after their initial commitment.

Risks Related to the Company's Business and Industry

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Demand for and pricing of our products are subject to economic conditions and other factors present in the various markets where the products are sold.

Consumer preferences also impact the demand for new electric bikes purchases. A decrease in demand due to any of these factors would have a negative effect on our business and operations. Volatility in that market (which could be affected by many different factors, including general economic conditions, energy prices and trade policy) will likely affect the company. With a global supply chain, events across the world can affect supply chain reliability.

Our product may be subject to emergent regulations.

For example, our product doesn't fit the definition of "low-speed electric bicycles", which are covered by the Consumer Product Safety Act because our motorbikes are too fast. Also, federal, state, and local lawmakers are still deciding how to classify, and therefore regulate, our product. This may result in registration and licensing requirements, restrictions, or bans of our product. In many states, our product would be classified in the same manner as a motorcycle or moped, have equipment and use requirements, or have confusing licensing and registration requirements. New and existing laws may impact our ability to sell our product.

The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in.

A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

We rely on various intellectual property rights, including patents in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently

develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management.
It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale.

Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 61.1% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or

prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

The Securities will be effectively subordinate to any of our debt that is secured.
The Securities will be unsecured, unguaranteed obligations of the Company and will be effectively subordinated to any present or future secured debt obligations that we may incur in the future to the extent of the value of the assets securing that debt. The effect of this subordination is that if we are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding, or upon a default in payment on, or the acceleration of, any of our secured debt, if any, our assets that secure debt will be available to pay obligations on the Securities only after all debt under our secured debt, if any, has been paid in full from those assets. Holders of the Securities will participate in any remaining assets ratably with all of our other unsecured and unsubordinated creditors, including trade creditors. We may not have sufficient assets remaining to pay amounts due on any or all of the Securities then outstanding.

We are permitted to incur more debt, which may increase our risk of the inability to pay interest and principal on the Securities when it comes due.
We are not restricted from incurring additional secured and/or unsecured debt or other liabilities. If we incur additional debt or liabilities, your security may be subordinate to the payment of principal or interest on such other future debt and our ability to pay our obligations on the Securities could be adversely affected. We expect that we will from time to time incur additional debt and other liabilities. In addition, we are not restricted from paying dividends or issuing or repurchasing our equity interests.

The provisions of the Securities relating to a liquidation event or change of control transactions will not necessarily protect you.
The provisions in the Securities will not necessarily afford you protection in the event of a transaction that may adversely affect you, including a reorganization, restructuring, merger or other similar transaction involving us. These transactions may not involve a "liquidation event" or "change of control" which would trigger these protective provisions. Except in certain circumstances, the Securities will not permit the holders of the Securities to require us to repurchase the Securities in the event of a takeover, recapitalization or similar transaction.

We may not be able to repurchase all of the Securities upon a liquidation event or change of control repurchase event.
Upon the occurrence of events constituting a liquidation event or change of control, we will be required to offer to repurchase the Securities. We may not have sufficient funds to repurchase the Securities in cash at such time or have the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the Securities for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $100,000 of the proceeds of the offering committed and captured during the relevant period, as well as any amounts raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the

Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

You will not have a vote or influence on the management of the Company.
Substantially all decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser, will have a very limited ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

Purchasers of the Securities will be subject to tax on any original issue discount before receiving the cash payments attributable to such income.
The Securities will be treated as being issued with original issue discount ("OID") for U.S. federal income tax purposes in an amount equal to the excess of their stated principal amount over their issue price (if such excess is more than a de minimis amount). A U.S. holder of the notes will be required to include OID in gross income (as ordinary income) for U.S. federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to this income. See "Tax Matters."

You have limited opportunities to convert your Securities into non-voting preferred stock.
You will only be able to convert your Securities into non-voting preferred stock upon the occurrence of one or more of the following events: upon the (i) maturity of your Securities; (ii) occurrence of any conversion events and/or event of default under your Securities (please see the section entitled "The Offering and The Securities" below for more information about the conversion events and events of default under the Securities); or (iii) listing of shares of the non-voting preferred stock for public trading on any exchange, quotation system or bulletin board. There are no other events which will trigger your right to convert your Securities and you should factor that into your criteria for determining whether an investment in the Securities is appropriate for you.

Debt holders have priority over shareholders in the event of the Company's bankruptcy or liquidation.
In the event of our bankruptcy or liquidation, debt holders, will have priority to the Company's assets prior to any preferred or common shareholders receiving any assets upon liquidation. After repayment of all indebtedness, the Company may not have any assets to distribute to shareholders.

Dilution.
The conversion price of the non-voting preferred stock, which shall be determined by the Company (please see the section entitled "The Offering and The Securities" below for more information on the determination of conversion price) and may be substantially higher than the pro forma net tangible book value per share of the Company's outstanding preferred stock at the time of conversion. As a result, you may incur immediate and substantial dilution in the per share net tangible book value of your shares of preferred stock when you convert. Additionally, if the Company issues additional shares of preferred stock in the future, you may experience further dilution.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to

raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

We sell stylish electric motorbike designed for urban transport.

Business Plan

Monday Motorbikes is planning to enter into a strategic partnership with Frog e-mobility to expand its mobility options. The market for e-bikes was already projected to reach $23 billion by 2025. Frog e-mobility and Monday Motorbikes are uniquely positioned to bring Monday Motorbikes Gateway e-bikes to capture some of this market.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
GEN7	Low-speed Throttle Assisted Electric Bicycle	USA
500W Gateway	Low-speed Throttle Assisted Electric Bicycle	USA
750W Gateway Booster	Low-speed Throttle Assisted Electric Bicycle	USA

Low-speed Throttle Assisted Electric Bicycle Phoenix 1 and 2.

Online sales.

Competition

The Company's primary competitors are The Company's primary competitors are In the current marketplace, our competitors include: Vespa, Sym, Honda, Yamaha, Kawasaki, Suzuki, Zero Motorcycles, GenZe, Rad Power Bikes, Blix Electric Bikes, Juice Bikes, Rize Bikes, Mod Bikes, and Gogoro.

We believe our product is distinct from that of our direct competitors. We combine the benefits of electric bikes and motorcycles, giving customers the power and feel of a motorcycle with the ease-of-entry and other benefits of an electric bike. Monday Motorbikes creates the world's most stylish electric motorbike. For aspiring riders who are intimidated by full motorcycles, the style of our bike and high-torque electric drive gives riders a thrilling experience on a motorbike that looks cool. Today, our electric moped falls under electric bicycle regulations, eliminating the need for a driver's license, insurance, and registration. Because of this, we can get new riders on our bikes more easily than companies selling traditional small motorcycles. The GEN7 has a motorcycle riding feel, is more robust and technologically advanced than most two-wheelers on the market, which makes the price reasonable compared to Monday's competitors. We are also selling and developing more affordable options to extend our customer base.

Supply Chain and Customer Base

Suppliers: Kunshan Fuel Investment and Mgmt Co, LTD for our electric bicycles.

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Kunshan Fuel Investment and Mgmt Co, LTD	Electric Bicycle	100.0%

Monday Motorbikes has three main customer segments. First, individual customer who are mid-twenty to mid-forties. They either never rode a motorcycle and want to start small or they are motorcycle riders that a smaller bike for an urban setting. We have sold several bikes direct to consumer. Second, Monday Motorbikes targets business that want to switch their fleet to be more environmentally friendly, and businesses that want to improve their employee's ability to get around the city faster. Finally, we sell to dealers.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
9434445	Electric Bicycle	Power assisted motorized vehicle which can be operated in either a manual mode or a motorized mode or in a combination of manual and motorized modes. The vehicle includes, inter alia, a frame connected to at least one fork capable of supporting a wheel having a first driven sprocket assembly and a second driven sprocket assembly, a rechargeable electrical power supply attached to the frame, a motor controller attached to the frame, an electric motor supported by the frame and attached to a first driving sprocket which is coupled to the first driven sprocket assembly and a manual pedal assembly supported by the frame and comprising a pedal crank shaft with two pedals and a second driving sprocket which is coupled to the second driven sprocket assembly.	June 22, 2015	Pending	USA
9085342	Power assisted vehicle	Power assisted motorized vehicle which can be operated in a manual mode or a motorized mode or in a combination of manual and	March 4, 2013	Pending	USA

		motorized modes. The vehicle includes, inter alia, a frame connected to at least one fork capable of supporting a wheel having a first driven sprocket assembly and a second driven sprocket assembly, a rechargeable electrical power supply attached to the frame, a motor controller attached to the frame, an electric motor supported by the frame and attached to a first driving sprocket which is coupled to the first driven sprocket assembly and a manual pedal assembly supported by the frame and comprising a pedal crank shaft with two pedals and a second driving sprocket which is coupled to the second driven sprocket assembly.			

Governmental/Regulatory Approval and Compliance

State legislatures have begun to grapple with how to differentiate and define e-bikes and regulate their operation and equipment standards on roadways and trails in their respective states. One challenge is the distinction between other motorized vehicles such as scooters and mopeds, and the burgeoning market and interest in e-bikes as a cost-effective and environmentally friendly transportation option. When faced with an e-bike bill, legislators and stakeholders by and large first question the safety, speed and allowed areas of operation for an e-bike.

Litigation

Parties	Description	Damages	Status
Brandon Paffile	Employee wage dispute	Additional Compensation plus damage in dispute of $9,744.48	Pending

Other

The Company's principal address is 605 Hawaii Avenue, Torrance, CA 90503.

The Company conducts business in Arizona, Colorado, Vermont, Florida, Georgia, Illinois, Louisiana, Massachusetts, Michigan, Missouri, Montana, Michigan, New Jersey, New York,

North Carolina, Ohio, Washington, Pennsylvania, Tennessee, Texas, Vermont, Virginia, Washington.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$7,000	7.00%	$35,000
Campaign marketing expenses or related reimbursement	25.00%	$25,000	10.00%	$50,000
Estimated Attorney Fees	15.00%	$15,000	3.00%	$15,000
Estimated Accountant/Auditor Fees	3.00%	$3,000	0.60%	$3,000
Repayment of Debt	20.00%	$20,000	16.00%	$80,000
Inventory Purchase	30.00%	$30,000	63.40%	$317,000
Total	**100.00%**	**$100,000**	**100.00%**	**$500,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: If the Board believes that the change in use of proceeds will not have any material adverse effect on the existence business and

operations and is in the best interest of the company and its shareholders as a whole, the Board can decide the change of use of proceeds. .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Christian Okonsky

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Executive Chairman: December 2019 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

August 2016 - present Managing Partner at Sustainability Initiatives January 2017 - present Chairman of the Board - Co-Founder of Ayro Inc November 2018 - present Co-Founder of Frog April 2017 - January 2010 Founder/President of Okonky Diversified

Education

Bachelor of Science in Industrial Engineering, Texas A&M University

Name

Josh Rasmussen

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Marketing Officer: October 2015 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

January 2012 - November 2015 Co-Founder of ZipKick

Education

Bachelor of Science in Business Administration, University of Nebraska

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Christian Okonsky

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Executive Chairman: December 2019 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

August 2016 - present Managing Partner at Sustainability Initiatives January 2017 - present Chairman of the Board - Co-Founder of Ayro Inc November 2018 - present Co-Founder of Frog April 2017 - January 2010 Founder/President of Okonky Diversified

Education

Bachelor of Science in Industrial Engineering, Texas A&M University

Name

Josh Rasmussen

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Marketing Officer: October 2015 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

January 2012 - November 2015 Co-Founder of ZipKick

Education

Bachelor of Science in Business Administration, University of Nebraska

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in California and Texas.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	16,690,000
Voting Rights	One vote per share
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities will be subject to dilution upon conversion if/when the Company participates in an equity financing round where investors are offered Common Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	87.84%

Type of security	Preferred Stock
Amount outstanding	2,310,000
Voting Rights	One vote per share, protective voting provisions
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities will be subject to dilution upon conversion if/when the Company participates in an equity financing round where investors are offered Preferred Stock for cash or cash equivalents or if compensatory shares are offered to new or existing shareholders.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	12.16%

Type of security	Warrants
Amount outstanding	1,440,550
Voting Rights	N/A
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities will be subject to dilution if/when the Warrants are exercised.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	10.06%

The Company has the following debt outstanding:

Type of debt	Promissory Notes
Name of creditor	Sustainability Initiatives LLC
Amount outstanding	$800,000
Interest rate and payment schedule	0
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	December 31, 2025
Other material terms	N/A

Type of debt	Convertible Promissory Notes
Name of creditor	Kevin Miller
Amount outstanding	$100,000.00
Interest rate and payment schedule	12% annual interest rate; after the occurrence of an Event of Default, interest shall accrue at the rate of 15.0% per annum.
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	January 11, 2021
Other material terms	The principal balance and unpaid accrued interest on this Note will automatically convert into Series Seed Preferred Stock upon the closing of a financing round of $2M or more.

Type of debt	Convertible Promissory Notes
Name of creditor	Chander Dhall
Amount outstanding	$31,500.00
Interest rate and payment schedule	12% annual interest rate; after the occurrence of an Event of Default, interest shall accrue at the rate of 15.0% per annum.
Amortization schedule	N/A
Describe any collateral or security	None
Maturity date	January 29, 2021
Other material terms	The principal balance and unpaid accrued interest on this Note will automatically convert into Series Seed Preferred Stock upon the closing of a financing round of $2M or more.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	2,310,000	$1,155,000.00	Regular Operations	July 15, 2018	Regulation D
Convertible Notes	2	$150,000.00	Regular Operations	July 2019	Regulation D

Valuation

The Company has ascribed no pre-offering valuation to the Company; the Securities are priced arbitrarily.

Ownership

The Company is broadly held amongst several shareholders.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
SI Monday LLC	59.61%

FINANCIAL INFORMATION

The Offering is being conducted on an expedited basis due to circumstances relating to COVID19 and pursuant to the SEC's temporary regulatory COVID-19 relief.

The financial information that has been omitted is not otherwise available and will be provided by an amendment to the offering materials.
Investors should review the complete set of offering materials, including previously omitted financial information, prior to making an investment decision.

No investment commitments will be accepted until after such financial information has been provided.

Operations

We should have enough liquidity to execute our business plan. We intend to be profitable by December 31, 2020. Our significant challenges are marketing a viable product in a competitive environment and sourcing consistent third party manufacturers to ensure we have sufficient quantities of our product when necessary.

Monday Motorbikes is planning to enter into a strategic partnership with Frog e-mobility to expand its mobility options. Monday Motorbikes intends to achieve profitability in the next 12 months by increasing productivity, and increasing efficiency. We are also developing more affordable electric bicycles to expand our market sectors and increase our sales.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have under $200,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to Convertible Promissory Notes (the "Securities" or "Notes") for up to $500,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 12, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement and Convertible Promissory Note. Purchaser funds will be held in escrow with North Capital Escrow Services until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via in exchange for his or her investment as soon as practicable thereafter.

In the event that $100,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $100,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $200.00.

The Offering is being made through Title3Funds.com, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

7.0% of the amount raised in the Offering.

Stock, Warrants and Other Compensation

Securities in an amount equal to 2% of the total number of Securities sold in the Offering.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is Securitize.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

At the Intermediate Close (if the Minimum Amount is sold), our authorized capital stock will consist of (i) 16,690,000 shares of common stock, par value $0.000010 per share, of which 16,690,000 common shares will be issued and outstanding, and (ii) 2,310,000 shares of preferred stock, par value $0.000010 per share, of which 2,310,000 preferred shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive shares at some point in the future upon the occurrence of certain events.

Interest Payment and Amortization Schedule

The minimum principal amount of a single Note is $200.00. The Note will pay interest at a rate of 5.0% per annum. Interest will accrue annually and will be added to the principal amount each year to be paid in full at maturity.

The Notes will mature on two (2) years from the Closing. The Notes may not be prepaid by the Company without the consent of a majority of the Investors.

The notes are non-amortizing and the entire principal amount will be due and payable at maturity.

Subordination

The Notes are not subordinate to other indebtedness of the Company.

Events of Default

In addition to the standard events of default such the Company's failure to pay principal and/or interest on the Notes, liquidation of the Company and voluntary or involuntary bankruptcy proceedings of the Company, the following are additional events of default pursuant to the Notes: None.

Conversion

The Notes shall convert into the Company's shares of Non-Voting Preferred Stock. The Notes will be convertible into Non-Voting Preferred Stock as follows:

(a) The entire principal amount and accrued interest of each Note shall be automatically converted into shares of Non-Voting Preferred Stock in the Company's next equity financing in a single transaction or a series of related transactions yielding gross proceeds to the Company of at least $2,000,000 in the aggregate (excluding the conversion of the Note) (the "Qualified Financing"), at a conversion price equal to the lesser of (i) 80% of the price per share paid by cash investors in the Qualified Financing (i.e., at a 20% discount to the price of such shares), or (ii) the quotient of (x) a pre-money value for the Company equal to $28,000,000 (the "Valuation Cap"), divided by (y) the number of the Company's fully-diluted capital stock immediately before the closing of the Qualified Financing (the "Fully-Diluted Capital Stock").

(b) Upon the Maturity Date, at the option of the Investor, the entire principal amount and accrued interest of each Note shall (i) be paid to Investor or (ii) be converted into shares of Non-Voting Preferred Stock at a conversion price equal to the quotient of the Valuation Cap divided by the Fully-Diluted Capital Stock.

(c) Unless the Notes have been already repaid or converted, in the event of a sale of all or substantially all of the shares or assets of the Company, or a merger or consolidation involving the Company following which the shareholders of the Company immediately prior to the transaction

shall hold less than a majority of the outstanding equity securities of the acquiring or surviving corporation following the transaction (a "Change of Control"), the Company shall pay to each Investor an aggregate amount equal to the greater of (i) the principal and all accrued and unpaid interest under the Note, or (ii) the amount the Investor would have been entitled to receive in connection with such event if the aggregate amount of principal and interest then outstanding under the Note had been converted into shares of Non-Voting Preferred Stock at a conversion price equal to the quotient of the Valuation Cap *divided by* the Fully-Diluted Capital Stock immediately prior to the closing of such Change of Control..

Voting and Control

The Securities will not have any voting rights. Upon conversion, the Non-Voting Preferred Stock will not have any voting rights.

The Company does have shareholder/voting agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Other Material Terms

The Company does not have the right to repurchase the Notes.

Investment Perks (Per Minimum Investment Amount)

$200 - Thank you note

$500 - Thank you note and 10% discount on MM purchases up to 2 motorbikes.

$1000 - Thank you note and 15% discount on MM purchases up to 2 motorbikes.

$2500 - Thank you note and 25% discount on MM purchases up to 2 motorbikes.

$10,000 - 50% off one single MM motorbike.

$25,000 - 50% off 2 products and guaranteed top 10 placement in next-generation bike delivery.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling,

mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Christian Okonsky
(Signature)

Christian Okonsky
(Name)

Executive Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Christian Okonsky
(Signature)

Christian Okonsky
(Name)

Executive Director
(Title)

10/14/2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Offering Page
Exhibit B   Video Transcript
Exhibit C   Subscription Agreement
Exhibit D   Convertible Promissory Note
Exhibit E   Financial Statements

EXHIBIT A

Offering Page

EXHIBIT B

Video Transcript

Monday Motorbikes Video Script:

Hi, I'm Josh Rasmussen, co-founder, and chief marketing officer at Monday Motorbikes. Our team of experienced motorcycle and bicycle riders founded our company over five years ago, out of a garage in San Francisco, on a Monday. From our humble beginnings from a garage, we have grown into our 10,000 square foot California facility to design, build, and sell electric motorbikes. Our passion has always been to have people enjoy the fun and thrill of two wheels, which is why we're excited to announce our newest line of electric motorbikes, to help solve issues with public transit, the high cost of car ownership, and congested traffic in urban areas.

We offer unique electric bikes, with our award-winning Gen 7, Gateway, Anza, and our newest model, Presidio. Monday Motorbikes sets ourselves apart from the competition by designing our bikes from the ground up, while customer feedback continues to drive us to create new features and functionality at affordable price points. Monday Motorbikes has serious momentum. Even though COVID occurred, our sales continue to grow by over 300%. Our newest marketing strategies on social and digital ad platforms have provided us with an average of four times return on ad spend. We've negotiated television contracts to allow for consistent presentation on major TV networks, as well as having unique opportunities to collaborate with influencers and artists around the globe.

To meet our growing demand, our team is manufacturing over 1,500 units for delivery by the end of the year. And finally, we are excited to announce that in Q1 of next year we will be expanding into the European market. We are happy to offer our fans and enthusiasts the opportunity to become an owner in Monday Motorbikes as we ramp up production volumes, expand to new markets, and move into our high growth stage. So ride with us on our journey to redefine urban landscapes with fun, thrilling, and cool electric motorbikes.

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Jauvtis Engineering, Inc.
605 Hawaii Avenue, Torrance, CA 90503

Ladies and Gentlemen:

The undersigned understands that Jauvtis Engineering, Inc., a corporation organized under the laws of Delaware (the "Company"), is offering up to $500,000.00 of Convertible Promissory Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, as amended, dated October 14, 2020 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on January 12, 2021 or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Escrow Services (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

1

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene

any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Title3Funds.com, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Title3Funds.com or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Title3Funds.com nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Title3Funds.com nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This

Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely

transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the State of California which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	605 Hawaii Avenue, Torrance, CA 90503 E-mail: Attention:
with a copy to:	Attention: E-mail:
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company for [TOTAL AMOUNT TO BE PAID BY PURCHASER].

JAUVTIS ENGINEERING, INC.
By_____ Name: Title:

EXHIBIT D

Convertible Promissory Note

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

CONVERTIBLE PROMISSORY NOTE

Series 2020-CF

$[INVESTMENT AMOUNT] [DATE]

For value received **Jauvtis Engineering, Inc.**, a Delaware corporation (the "Company"), promises to pay to the undersigned investor ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below.

This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal Title3Funds.com (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note and all accrued interest, unless previously paid or converted as provided herein, shall be due and payable on the date that is two (2) years from the date of this Note (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of five percent (5%) per annum or the maximum rate permissible by law, whichever is less, and calculated on the basis of a 365-day year for the actual number of days elapsed.

3.   Conversion.

(a)   In the event that the Company issues and sells its Equity Securities (as defined below) to investors (the "Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions resulting in gross proceeds to the Company of at least $2,000,000.00 (a "Qualified Financing"), then the outstanding principal balance and any unpaid accrued interest under this Note shall automatically convert into shares of the Company's non-voting preferred stock (the "Non-Voting Preferred Stock") at a conversion price equal to the lessor of (i) 80% of the price per share paid by cash investors in the Qualified Financing (i.e., at a 20% discount to the price of such shares), or (ii) the quotient of (x) a pre-money value for the Company equal to $28,000,000 (the "Valuation Cap"), divided by (y) the number of the Company's fully-diluted capital stock immediately before the closing of the Qualified Financing assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes (the "Fully-Diluted Capital Stock").

(b)   If, after aggregation, the conversion of this Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of stock into which this Note has converted by such fraction.

(c)   Notwithstanding any provision of this Note to the contrary, in the event that the Company consummates a Change of Control (as defined below) prior to the conversion or repayment in full of this Note, then, at the close of such Change of Control, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (i) the principal and all accrued and unpaid interest under this Note, or (ii) the amount the Investor would have been entitled to receive in connection with such event if the aggregate amount of principal and interest then outstanding under the Note had been converted into shares pursuant to Section 3(a) above immediately prior to the closing of such Change of Control.

(d)   For purposes of this Note:

(i)   "*Change of Control*" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the unit holders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

(ii) "Equity Securities" shall mean shares of the Company's capital stock or any securities conferring the right to purchase shares of the Company's capital stock or securities convertible into, or exchangeable for (with or without additional consideration), shares of the Company's capital stock, except that such defined term shall not include any security (x) granted, issued and/or sold by the Company to any employee, director or consultant in such capacity or (y) issued upon the conversion or exercise of any option or warrant outstanding as of the date of this Note.

4. **Maturity.** Upon the Maturity Date, at the option of the Investor, the entire principal amount and accrued interest of each Note shall (i) be paid to Investor or (ii) be converted into shares of Non-Voting Preferred Stock at a conversion price equal to the quotient of the Valuation Cap divided by the Fully-Diluted Capital Stock.

5. **Expenses.** In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. **Prepayment.** The Company may not prepay this Note prior to the Maturity Date without the consent of the Investors representing a majority of the outstanding unpaid principal amount of the Notes (the "Majority Investors").

7. **Default.** If there shall be any Event of Default hereunder, the Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "Event of Default", provided, however that the Majority Investors may waive any Event of Default set forth hereunder:

(a) The Company fails to pay when due any amount payable by it hereunder and such failure continues uncured for a period of ten (10) business days;

(b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for a period of ten (10) business days;

(c) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing;

(d) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect) or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company; or

(e) Any representation or warranty made by the Company under the Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within thirty (30) days of the earlier of the Company being becoming aware of this issue.

8.   Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9.   Governing Law. This Note shall be governed by and construed under the laws of the State of Delaware, as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware, without giving effect to conflicts of laws principles.

10.   Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the Investors of the Notes on a *pro rata* basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11.   Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and the Majority Investors.

12.   Assignment. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13.   Cancellation. Upon the payment and/or conversion of the entire principal amount of this Note and the payment and/or conversion of the accrued interest hereon in accordance with the terms herein, this Note shall be cancelled.

14.   Jury Waiver. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS NOTE OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS.   THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENT, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS CONVERTIBLE NOTE. IN THE EVENT OF LITIGATION, THIS NOTE MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

15.   Electronic Signature. Each party may sign this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

IN WITNESS WHEREOF, the parties hereto have signed this Convertible Promissory Note as of the date first set forth.

JAUVTIS ENGINEERING, INC.

By: _____
Name:
Title:

Investor: _____

By: _____
Name:
Title
Email:

EXHIBIT E

Financial Statements

JAUVTIS ENGINEERING, INC.

d/b/a MONDAY MOTORBIKES

Unaudited Financial Statements for the calendar

Years Ended December 31, 2019 and 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

July 10, 2020

To: Board of Directors, JAUVTIS ENGINEERING, Inc.

Re: 2019-2018 Financial Statement Review

We have reviewed the accompanying financial statements of JAUVTIS ENGINEERING, Inc. (the "Company"), which comprise the balance sheet(s) as of December 31, 2019 and 2018, and the related statements of income, owners' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.



Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

JAUVTIS ENGINEERING, INC.
BALANCE SHEET
As of December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS		2019		2018
Current Assets				
Cash and cash equivalents	$	18,612	$	79,830
Inventory		107,252		142,008
Other current assets		21,378		18,253
Total current assets		147,242		240,091
Fixed assets, net of accumulated depreciation		19,423		28,431
Total Assets	$	166,665	$	268,522
LIABILITIES AND OWNERS' EQUITY				
Current Liabilities				
Accounts payable	$	359,944	$	232,269
Credit cards payable		37,347		20,913
Accrued expenses		41,284		4,508
Notes payable, current		31,846		146,400
Unearned revenue		78,324		199,214
Total Current Liabilities		548,745		603,304
Notes payable, long-term		721,342		0
Convertible note payable		150,000		0
Total Liabilities		1,420,087		603,304
OWNERS' EQUITY				
Common Stock (16,000,000 shares of $0.00001 par stock, issued and outstanding as of December 31, 2019 and 2018, respectively)		160		160
Preferred Stock (1,000,000 and 640,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively)		655,000		475,000
Additional Paid-in Capital		1,339,932		1,339,932
Retained deficit		(3,248,514)		(2,149,874)
Total Owners' Equity		(1,253,422)		(334,782)
Total Liabilities and Owners' Equity	$	166,665	$	268,522

JAUVTIS ENGINEERING, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Revenues, net	$ 600,583	$ 9,267
Less: Cost of goods sold	710,546	52,653
Gross profit	(109,963)	(43,386)
Operating expenses		
General and administrative	653,337	700,993
Personnel and wages	223,958	132,292
Sales and marketing	56,557	73,379
Total operating expenses	933,852	906,664
Net Operating Income (Loss)	(1,043,815)	(950,050)
Depreciation	11,532	23,844
Interest expense	43,293	20,518
Tax provision (benefit)	0	0
Net Income (Loss)	$ (1,098,640)	$ (994,412)

JAUVTIS ENGINEERING, INC.
STATEMENT OF OWNERS' EQUITY
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings	Total Owners' Equity
	# Shares	$	# Shares	$			
Balance as of January 1, 2018	16,000,000	$ 160	0	$ 0	$ 1,339,932	$ (1,155,462)	$ 184,630
Issuance of preferred stock			640,000	475,000			475,000
Net Income (Loss)						(994,412)	(994,412)
Balance as of December 31, 2018	16,000,000	$ 160	640,000	$ 475,000	$ 1,339,932	$ (2,149,874)	$ (334,782)
Issuance of preferred stock			360,000	180,000			180,000
Net Income (Loss)						(1,098,640)	(1,098,640)
Balance as of December 31, 2019	16,000,000	$ 160	1,000,000	$ 655,000	$ 1,339,932	$ (3,248,514)	$ (1,253,422)

JAUVTIS ENGINEERING, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2019 and 2018
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2019	2018
Operating Activities		
Net Income (Loss)	$ (1,098,640)	$ (994,412)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add: Depreciation and amortization	11,532	23,844
Changes in operating asset and liabilities:		
(Increase) Decrease in inventory	34,756	100,851
(Increase) Decrease in other current assets	(3,125)	(18,253)
Increase (Decrease) in accounts payable	127,675	232,269
Increase (Decrease) in credit cards	16,434	92,550
Increase (Decrease) in accrued expenses	36,776	4,508
Increase (Decrease) in unearned revenue	(120,890)	(117,459)
Net cash used in operating activities	(995,482)	(676,102)
Investing Activities		
Purchase of fixed assets	(2,524)	(5,391)
Net cash used in operating activities	(2,524)	(5,391)
Financing Activities		
Proceeds from current borrowings	606,788	146,400
Proceeds from issuance of convertible debt	150,000	0
Proceeds from issuance of preferred stock	180,000	475,000
Net change in cash from financing activities	936,788	(41,114)
Net change in cash and cash equivalents	(61,218)	(60,093)
Cash and cash equivalents at beginning of period	79,830	139,923
Cash and cash equivalents at end of period	$ 18,612	$ 79,830
Cash paid for income taxes	$ 0	$ 0
Cash paid for interest	$ 43,293	$ 20,518

JAUVTIS ENGINEERING, INC.
NOTES TO FINANCIAL STATEMENTS
See Accountant's Review Report
AS OF DECEMBER 31, 2019
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

JAUVTIS ENGINEERING, Inc. (which may be referred to as the "Company", "we," "us," or "our") does business as Monday Motorbikes and was incorporated in Delaware on September 15, 2016. The Company is engaged in the development, design and direct-to-customer marketing of their electric personal transportation products. The Company's headquarters are in California. The Company began operations in 2016.

Since Inception, the Company is a development stage and has relied on securing loans, issuing securities and pre-sales to fund its operations. As of December 31, 2019, the Company had negative retained earnings and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10) and the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $18,612 and $79,830 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to forty years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2019 and 2018, the Company had gross fixed assets of $56,882 and $54,358, and total accumulated depreciation of $37,459 and $25,927, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax

reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its electric motorbike product to customers and records those revenues as products are shipped.

The Company has pre-sold its product through its direct-to-customer channel. The Company records the proceeds of its pre-sales as an unearned revenue liability. As of December 31, 2019 and 2018, the balance of unearned revenue of the Company totals $78,324 and $199,214, respectively.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2019 the Company did not have any material accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – UNEARNED REVENUE AND PRE-SALE PROCEEDS

The Company has pre-sold its product through its direct-to-customer channel. The Company records the proceeds of its pre-sales as an unearned revenue liability until the product is delivered. As of December 31, 2019 and 2018, the balance of unearned revenue of the Company totaled $78,234 and $199,214, respectively.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2018 and 2017. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2019.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

In 2020, the Company became aware of an employment law claim brought by a former employee against the Company filed with the California Labor Commissioner. The Company is still considering the merits of the claim. If unsuccessful in defending against the claim, the Company may be required to pay up to $9,745.

The Company is not currently involved with and does not know of any other pending or threatening litigation against the Company.

NOTE 7 – EQUITY

The Company has two classes of stock. The Company has authorized common shares with a par value of $0.00001, entitled to one vote each, and has issued a total of 16,000,000 and 16,000,000 shares as of December 31, 2019 and 2018, respectively. Additionally, the Company has set aside 1,1485,441 shares in an unallocated employee pool for future stock-based compensation. One shareholder, SI MM LLC, holds a greater than 20 percent voting interest in the Company (a total of 59.62 percent). In the past, the Company has undertaken an issuance of SAFE instruments that have since converted to 952,000 common shares. Additionally, the Company has undertaken a securities offering exempt under Regulation CF with StartEngine whereby 99,431 shares were issued.

In 2018, the Company began to issue preferred equity. As of December 31, 2019, the Company had 1,000,000 preferred shares outstanding.

NOTE 8 – NOTES PAYABLE

The Company has procured short-term funding that is due or will be refinanced within the next 12 months totaling $712,898 (not including an additional $31,250) and $146,400 as of December 31, 2019 and 2018. These notes carry various but customary terms for repayment.

NOTE 9 – RELATED PARTY TRANSACTIONS

Mr. Josh Rasmussen, CMO of the Company, is compensated by the Company for their services. As they are greater-than-5-percent owners of the Company, their compensation may or may not be arm's-length.

NOTE 10 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 of securities. The Company is attempting to raise a minimum amount of $100,000 in this offering and up to $500,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine and its FINRA approved Regulation CF portal. StartEngine is being compensated under customary terms for facilitating the Crowdfunded Offering.

Management's Evaluation
Management has evaluated subsequent events through July 10, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.